UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the date of 5 March 2014

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Embargo 07:00	5 March 2014

AIB - Annual Results Announcement

Allied Irish Banks, p.l.c ("AIB") announces Annual Results for the Full Year ended 31 December 2013.

Summary 2013 metrics relative to 2012

Return to Pre Provision Operating Profit -- €2bn improvement in underlying performance

• Total operating income up 34% to €1.9bn
• Net Interest Margin (NIM) (excluding ELG) of 1.37%, up from 1.22% in 2012
o H2 2013 NIM of 1.67% excluding ELG and NAMA senior bonds
• Operating expenses down 16% (1) or €278m with staff costs down 18%
• Pre-provision operating profit of €445 million in 2013, €769m higher than 2012 (1)
• Total provisions down 25% to €1.9bn including substantially all of the Central Bank of Ireland Balance Sheet Assessment (BSA)
• Loss before tax down €2bn or 55% to €1.7bn
(1) Excluding exceptional items

Balance Sheet Fundamentals Improved - Positioned for Lending Growth

• Loan to deposit ratio of 100%, down 15% from end 2012 reflecting lower net loans and increased customer accounts (2)
• Monetary Authority Funding of €12.7bn, a reduction of 43% from end 2012
• €2bn in debt capital market issuances during 2013
• Pension deficit reduced €0.7bn to €0.1bn at end Dec 2013
• Core Tier 1 Capital ratio of 14.3% with a Basel III fully loaded CET 1 ratio of 10.5% (3) including substantially all of the BSA
• Total impaired loans, together with past due but not impaired loans, decreased by c.€1.0bn
• AIB met its targets in relation to the restructuring of mortgage and SME arrears with the resolution of arrears the number one priority for the bank
(2) Includes repos
(3) Includes 2009 preference shares and based on current CRD IV guidelines / Basel III transitional CET 1 ratio of 15.0%

Irish lending support in 2013

• AIB approved over €7bn in lending into the Irish economy
• SME lending approvals of over €4bn to c.32k customers, with approvals for new loan facilities to SMEs up c.22% year on year
• Estimated 38% market share of drawdowns in the Irish mortgage market

Capital Structure

During the course of 2014 the bank intends to provide further guidance on AIB's capital targets. The Department of Finance has indicated that it will enter into discussions with AIB during 2014 regarding AIB's future capital structure including the potential conversion of 2009 preference shares into equity and potential options in respect of the contingent capital notes. Any possible actions would be subject to all required shareholder and regulatory approvals.
The potential conversion of preference shares into equity and the resulting clarity regarding AIB's "fully loaded" Basel III CET1 position is considered a key step towards capital structure simplification.

CEO Comment

AIB's Chief Executive, David Duffy, described the annual results as continued evidence of the positive impact of the bank's revised strategy on operating performance.

"2013 was a year of steady progress at AIB as we implemented our strategic objectives which saw the bank return to pre-provision, pre-exceptional, operating profit for the year."

"A number of important milestones have been reached and the fundamentals of AIB's performance are now trending more positively both from an operational and economic perspective".

"We are well positioned in our customer businesses, we have leading market shares across the bank's key product lines in Ireland and we continue to invest in our franchise.  We are committed to supporting our customers and economic recovery in Ireland by providing credit and a wide range of products to our personal, business and corporate customers.  We approved over €7bn in mortgage, personal, SME and corporate lending to the Irish economy during 2013 and we are targeting €7bn - €10bn in lending approvals, per year, over the next five years".

"We remain focused on sustainable growth and returning to profitability during 2014.  Notwithstanding the ongoing challenges facing the bank, we are more optimistic for the outlook of both the bank and the Irish economy," he said.

Click on the link below to view the AIB 2013 Annual Financial Report
http://www.rns-pdf.londonstockexchange.com/rns/5335B_-2014-3-4.pdf

-ENDS-

For further information, please contact:

Myles O'Grady	Enda Johnson	Niamh Hennessy
Director of Finance	Head of Corporate Affairs & Strategy	Media Relations Manager
AIB Bankcentre	AIB Bankcentre	AIB Bankcentre
Dublin	Dublin	Dublin
Tel:+353-1-7720773	Tel:+353-1-7726010	Tel:+353-1-7721382
email:myles.p.o'grady @aib.ie	email:enda.m.johnson@aib.ie	email:niamh.n.hennessy@aib.ie

Forward-looking statements

AIB has c.521 billion ordinary shares, 99.8% of which are held by the National Pensions Reserve Fund Commission (NPRFC), mainly following the issue of 500 billion ordinary shares to the NPRFC at €0.01 per share in July 2011.

The contents of this presentation and the information incorporated herein by reference should not be construed as legal, business investment, accounting, tax or other professional advice. This update is for information only and nothing in this announcement is intended to endorse or recommend a particular course of action.

This presentation contains certain "forward-looking statements" within the meaning of Section 27A of the US Securities Act of 1933 (as amended) and Section 21E of the US Securities Exchange Act of 1934 (as amended), with respect to the financial condition, results of operations and business of the Group and certain of the plans and objectives of the AIB Group. In particular, certain statements in this presentation, with regard to management objectives, trends in results of operations, margins, risk management, competition and the impact of changes in International Financial Reporting Standards are forward-looking in nature. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', 'may', 'could', 'will', 'seek', 'continue', 'should', 'assume', or other words of similar meaning. Examples of forward-looking statements include among others, statements regarding the Group's future financial position, income growth, loan losses, business strategy, projected costs, margins, capital ratios, estimates of capital expenditures, and plans and objectives for future operations.

Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking information. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to the Group's access to funding and liquidity which is adversely affected by the financial instability within the Eurozone, the outcome of the Central Bank of Ireland's Asset Quality Review and Balance Sheet Assessment, contagion risks disrupting the financial markets, constraints on liquidity and market reaction to factors affecting Ireland and the Irish economy in particular in relation to its leaving the financial support package from the EU/IMF, the Group's markets, particularly for retail deposits which are at risk from more intense competition, the Group's business being adversely affected by a further deterioration in economic and market conditions, general economic conditions being very challenging for our mortgage and other lending customers and the increased risk of payment default and depressed Irish property prices, may give rise to increased losses experienced by the Group, the Group also faces market risks, including non-trading interest rate risk, the Group is subject to rigorous and demanding Government supervision and oversight, the Group may be subject to the risk of having insufficient capital to meet increased regulatory requirements, the Group's business activities must comply with increasing levels of regulation, the Group's participation in the NAMA Programme gives rise to certain residual financial risks, the Group may be adversely affected by further austerity and budget measures introduced by the Irish Government, the value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time, or may ultimately not turn out to be accurate, the Group's deferred tax assets depend substantially on the generation of future profits over an extended number of years, adverse changes to tax legislation, regulatory requirements or accounting standards could impact capital ratios, the Group is subject to inherent credit risks in respect of customers, the Group faces heightened operational and reputational risks, the restructuring of the Group entails risk, the Group's risk management strategies and techniques may be unsuccessful and the  risk of litigation arising from the Group's activities.

Nothing in this presentation should be considered to be a forecast of future profitability or financial position and none of the information in this presentation is or is intended to be a profit forecast or profit estimate. Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made. AIB cautions that the foregoing list of important factors is not exhaustive. Investors and others should carefully consider the foregoing factors and other uncertainties and events when making an investment decision based on any forward-looking statement. In light of these risks, uncertainties and assumptions, the forward-looking events referenced in this statement may not occur. The Group does not undertake to release publicly any revision to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof.

 ALLIED IRISH BANKS, p.l.c.

(Registrant)

Date: 5 March 2014

By: ___________________

                                                                                                                                             Paul Stanley
              Acting Chief Financial Officer
       Allied Irish Banks, p.l.c.